

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2024

Peng Xue
Chief Executive Officer
BingEx Limited
Building 6
Zhongguancun Dongsheng International Science Park
No.1 Yongtaizhuang North Road
Haidian District, Beijing 100192
People's Republic of China

Re: BingEx Limited
Amendment No. 5 to Draft Registration Statement on Form F-1
Submitted May 10, 2024
CIK No. 0001858724

Dear Peng Xue:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 11, 2024 letter.

DRS on Form F-1 submitted on May 10, 2024

Summary Consolidated Financial Data, page 18

1. We note from your response to prior comment 4 that "After the internal group restructuring, most of the on-demand dedicated courier services were provided by the WFOE's subsidiaries." Based on this statement, please clarify why the Other subsidiaries column and not the WFOE column appears to depict more operations activity for the year ended December 31, 2023 in the condensed consolidating schedule on page 20.

General

2.   We note that throughout your prospectus you have revised:

- the risk that the Chinese government may intervene or influence your operations at any time to further indicate that it may due so "in accordance with the PRC laws and regulations"; and
- the risk that there are uncertainties with respect to the interpretation and application of PRC laws and regulations "depending on the facts and circumstances."

The guidance in our Sample Letter to China-Based Companies issued on December 20, 2021 sought specific disclosure regarding the risk that the Chinese government may intervene or influence your operations at any time, the risk that there are uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, and the risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws.

We do not believe that your revised disclosure highlighting that the Chinese government may intervene or influence "in accordance with the PRC laws and regulations" or that there are uncertainties with respect to the interpretation and application of PRC laws and regulations "depending on the facts and circumstances" conveys the same risk. Accordingly, please revise your disclosure to remove such references to "in accordance with the PRC laws and regulations" and "depending on the facts and circumstances."

 Please contact Jennifer O'Brien at 202-551-3721 or Kimberly Calder at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar at 202-551-3844 or Kevin Dougherty at 202-551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Shu Du